February 9, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common stock, par value $0.0001 per share, of CALCULATOR NEW PUBCO, INC. (to be renamed "AtlasClear Holdings, Inc."), under the Exchange Act of 1934.

Sincerely,

